

January 25, 2013

Via E-mail
Mr. Robert Brooke
Chief Executive Officer
Stevia First Corp.
5225 Carlson Rd.
Yuba City, California 95993

> **Re:** **Stevia First Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 11, 2013**
> **File No. 333-185215**

Dear Mr. Brooke:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We partially reissue comment one of our letter dated December 27, 2012. We note the provisions in Article II, Section 1 and Article III, Section 1 of your Bylaws, which appear to contemplate annual meetings. We also note your disclosure on page 43 under Term of Office. Please provide your analysis of how you are in compliance with the provisions of your Bylaws that appear to contemplate annual meetings. To the extent you have failed to comply with the provisions of your governing documents, please include adequate disclosure about the consequences of such failure and the steps you intend to take, if any, to remedy such defects.

Management's Discussion and Analysis . . . , page 24

2. We partially reissue comment 8 of our letter dated December 27, 2012. We note your disclosure regarding your total expected expenditures and the added disclosure regarding operational milestones relating to stevia extract production. Please revise your disclosure to also discuss the anticipated costs and the time frame for each milestone, to the extent practicable. Also, please separately describe the activities and milestones relating to fermentation/biotechnology development and traditional industry development.

About Stevia, page 33

3. Please clarify whether any entity currently markets a stevia product created through the fermentation or biotechnology process.

Government Regulation, page 39

4. If true, please clarify that the stevia approvals to date relate to stevia products created through traditional processes. Please expand the disclosure to address the government regulation applicable to approval of stevia products created through a fermentation or biotechnology process.

Directors, Executive Officers and Corporate Governance, page 42
Business Experience, page 42

5. We partially reissue comment 13 of our letter dated December 27, 2012. Please remove the promotional statement in Dr. Dhillon's biography regarding the "strongest" development pipeline.

Notes to Financial Statements for the Years Ended March 31, 2012 and 2011
4.Convertible Notes Payable, page F-9

6. We note your response to comment 18 in your letter dated January 11, 2013 regarding the computation of the beneficial conversion feature. We also note that no shares of your common stock traded prior to March 5, 2012 and there is only limited trading thereafter. Please clarify the date the convertible debentures were issued and discuss how you computed the market price of your common stock on the date of issuance.

7. We note your response to comment 18 in your letter dated January 11, 2013 and your disclosure that certain of the convertible debentures issued under the subscription agreement were required to be issued with conversion prices less than the market price of your stock at the time of issuance, creating a beneficial conversion feature of $177,404 upon issuance. We also note at March 31, 2012, you have only issued $200,000 of convertible debentures under the subscription agreement. Please provide a detailed analysis of how you computed the $177,404 value for the beneficial conversion feature.

Robert Brooke
Stevia First Corp.
January 25, 2013
Page 3

Notes to Condensed Consolidated Financial Statements Three and Six Months Ended September 30, 2012
3. Note Payable, page F-19

8. We note that you exchanged promissory notes totaling $196,800, and accrued but unpaid interest, totaling $17,208, for an aggregate of 214,800 shares of the Company's common stock, at a conversion rate of $1.00 per share. We also note that you recognized a gain from the settlement of the debt of $107,400. Please explain how you determined the market price of your stock at the date of the exchange.

8. Commitments, page F-22

9. Please tell us how you accounted for the payment and obligation related to the Vineland License in each of the interim financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director